



12011404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-32418

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/01/11___ AND ENDING ___12/31/11___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trans American Equities Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

414 N. Henderson Road Suite 8
                                    (No. and Street)

Arlington   VA   22203
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur L. Walters   703-527-5200
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
                        (Name – if individual, state last, first, middle name)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____ Arthur L. Walters _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Trans American Equities Corporation _____, as of _____ December 31 _____, 20 11 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

_____

_____

_____
Signature

President
Title

_____
Notary Public

> Amanda Monroe Amphoux
> Commonwealth of Virginia
> Notary Public
> Commission No. 7513635
> My Commission Expires 9/30/2016

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

February 4, 2012

Board of Directors
Trans American Equities Corporation
4141 N. Henderson Road Suite 8
Arlington , VA 22203

I have audited the accompanying balance sheet of Trans American Equities Corporation, as of December 31, 2011, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Trans American Equities Corporation as of December 31, 2011, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.

Edward Richardson Jr., CPA

1

Trans American Equities Corporation
BALANCE SHEET
As of December 31, 2011

ASSETS

CURRENT ASSETS

Cash In Bank	$	42,972.08
Investments		218,300.00
Add: Unrealized Gain		34,153.00
Accounts Receivable		1,850.00
Total Current Assets		297,275.08

PROPERTY AND EQUIPMENT

TOTAL ASSETS	$	297,275.08

The footnotes are an integral part of the financial statements.

2

Trans American Equities Corporation
BALANCE SHEET
As of December 31, 2011

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	$ 4,450.00
Total Current Liabilities	4,450.00

LONG-TERM LIABILITIES

Total Liabilities	4,450.00

STOCKHOLDERS' EQUITY

Capital Stock, par value, $.01 per share, 10,000 shares authorized, 8,100 shares issued and outstanding	81.00
Paid in Excess	239,919.00
Net Unrealized Securities Gain	34,153.00
Retained Earnings	18,672.08
Total Stockholders' Equity	292,825.08
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 297,275.08

The footnotes are an integral part of the financial statements.

3

Trans American Equities Corporation
STATEMENT OF INCOME

**12 Months Ended
December 31, 2011**

Revenues		
Investment Advisory Fees	$	14,950.00
Investment Income		24.82
Total Revenues		14,974.82
Operating Expenses		
Floor brokerage, exchange, and c		993.12
Other expenses		17,680.00
Total Operating Expenses		18,673.12
Operating Income (Loss)		(3,698.30)
Net Income (Loss)	$	(3,698.30)

Trans American Equities Corporation
STATEMENT OF RETAINED EARNINGS

	12 Months Ended December 31, 2011
Beginning of Period	$ 22,370.38
Plus: Net Income	$ (3,698.30)
Less: Dividends Paid	0.00
RETAINED EARNINGS END OF PERIOD	$ 18,672.08

The footnotes are an integral part of the financial statements.

5

Trans American Equities Corporation
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2011

	2011
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (3,698.30)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Accounts Receivable	1,550.00
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	750.00
Accrued Liabilities	0.00
Total Adjustments	2,300.00
Net Cash Provided By (Used in) Operating Activities	(1,398.30)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,398.30)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	44,370.38
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 42,972.08

The footnotes are an integral part of the financial statements.

TRANS AMERICA EQUITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2011	81 $	81	81 $	239,919	- $	- $	22,370	$ 262,370
								-
Net Income	-	-	-	-	-	-	(3,698)	(3,698)
								-
Capital Transactions	-	-	-		-	-	-	-
								-
Net Unrealized Securities Gain	-	-	-	-	-	-	-	34,153
Balance at December 31, 201	81 $	81	81 $	239,919	- $	- $	18,672	$ 292,825

The footnotes are an integral part of the financial statements.

TRANS AMERICAN EQUITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Trans American Equities Corporation (the Company) was incorporated in the State of Virginia effective January, 1983. The Company has adopted a calendar year.

Description of Business

The Company, located in Arlington, VA is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operational activities have been limited to investment advisory services.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the companies through submitted commission statements.

Income taxes

Prepaid and deferred income taxes are provided for timing differences between income and expenses for financial reporting purposes for income tax purposes.

TRANS AMERICA EQUITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

<u>Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

<u>Comprehensive Income</u>

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2011, the Company reported components of Comprehensive Income.

<u>Concentrations</u>

The Company had revenue concentrations; the Company specializes in real estate syndications.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

NOTE C – INVESTMENT SECURITIES

Investment securities are carried at cost adjusted for amortization of premiums and discounts, both computed by the straight-line method. The Corporation is required to disclose fair value information for balance sheet financial instruments. The fair value of the Investments based upon market quotations at December 31, 2011. The fair value of the financial instruments may not be indicative of their future fair values.

EQUITY SECURITIES

Carrying Value	$ 253,453
Fair Value	253,453

NOTE D –COMMON STOCK

On July 23, 1986, the Company declared a reverse split of the common stock reducing the authorized 100,000 shares with a par value of $0.01 to 10,000 shares with a par value of $0.01. All common shares at the time of the reverse split were issued and outstanding and were exchanged at the rate of 10 shares of old stock for one share of new. On October 8, 1986, the common stockholders, on a pro rata basis paid in additional of $15,000. On December 1, 1989, the common shareholders, on a pro rata basis, again paid in an additional amount of $15,000.

On January 1, 1996, the Company declared a reverse stock split. Ten thousand shares of common stock were exchanged at a rate of two shares of old stock for one share of new stock. Par value remained at $0.01 per share. On February 20, 1996, the Company sold 2,850 shares of previously unissued stock for $20,000. On March 5, 1998, 150 shares of previously unissued stock were sold for $50,000. On July 1, 2005, 100 shares of previously unissued stock were sold for $135,000.

NOTE E – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an assets or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation are obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have any Level 1 assets..

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

TRANS AMERICA EQUITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

Fair values of assets measured on a recurring basis at December 31, 2011 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
December 31, 2011		
Marketable Securities	$ 252,453	$ 252,453
Total	$ 252,453	$ 252,453

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments was $24.82

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2011		
Marketable Securities	$ 252,453	$ 252,453
Total	$ 252,453	$ 252,453

Cost and fair value of money market funds and marketable securities at December 31, 2011 are as follows:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
December 31, 2011				
Available for Sale:				
Marketable Securities	$ 218,300	34,153	0.00	$ 252,453
Totals	$ 218,300	34,153	0.00	$ 252,453

The fair value of money market funds and market securities have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2011

Trans America Equities Corporation
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2011

<u>Computation of Net Capital</u>

Total Stockholder's equity:		$ 292,825.00
Nonallowable assets:		
Property and equipment	0.00	
Accounts receivable – other	1,850.00	(1,850.00)
Other Charges		
Exempted Securities	37,868.00	
Undue Concentration	31,665.00	(69,533.00)
Net allowable capital		$ 221,442.00

<u>Computation of Basic Net Capital Requirement</u>

Minimum net capital required as a percentage of aggregate indebtedness	$ 297.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 216,442.00

<u>Computation of Aggregate Indebtedness</u>

Total Aggregate Indebtedness	$ 4,450.00
Percentage of aggregate indebtedness to net capital	2.00%

<u>Reconciliation of the Computation of Net Capital Under Rule 15c3-1</u>

Computation of Net Capital reported on FOCUS IIA as of December 31, 2011	$ 290,975.00
Adjustments:	
Change in Equity (Adjustments)	(00.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(37,868.00)
Change in Undue Concentration	(31,665.00)
NCC per Audit	221,442.00
Reconciled Difference	$ (0.00)

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 (k) (2) (i) because of "Special Account for the Exclusive Benefit of customer."

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2011	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2011	$ -

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2011

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 5, 20121

Board of Directors
Trans American Equities Corporation
4141 N. Henderson Road
Suite 8
Arlington, VA 22203

In planning and performing my audit of the financial statements and supplemental schedules of
Trans American Equities Corporation for the year ended December 31, 2011, I considered its
internal control, in order to determine my auditing procedures for the purpose of expressing my
opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have
made a study of the practices and procedures followed by the company, including tests of such
practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in
making the periodic computations of aggregate indebtedness and net capital under rule 17a-
3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because
the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, I did not review the practices and procedures followed by the
Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of
   Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control,
and the practices and procedures referred to the preceding paragraphs. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls, and of the practices and procedures referred to in the
preceding paragraphs and to assess whether those practices and procedures can be expected to
achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the
practices and procedures are to provide management with reasonable, but not absolute assurance,
that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use of disposition, and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial
statements in accordance with accounting principles generally accepted in the United States. Rule
17a-5(g) lists additional objectives of the practices and procedures listed in the preceding
paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to
above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson, Jr., CPA